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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2005.

                         Commission File Number 0-27298

                        BE SEMICONDUCTOR INDUSTRIES N.V.
                (Translation oof registrant's name into English)

                                  Marconilaan 4
                                 5151 DR Drunen
                                 The Netherlands
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            FORM 20-F   X   FORM 40-F
                                      -----           -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No   X
                                    -----    -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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     BE Semiconductor Industries N.V. is filing a press release dated July 5,
2005 which announced its second quarter 2005 results. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibits

99.1       Press Release

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BE SEMICONDUCTOR INDUSTRIES N.V.


                                        /s/ Richard W. Blickman
                                        ----------------------------------------
                                        Richard W. Blickman
                                        President and Chief Executive Officer

Date: October 19, 2005

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                        BE SEMICONDUCTOR INDUSTRIES N.V.

                                INDEX TO EXHIBITS

Exhibit
 Number              Description
-------              -----------
99.1      Press Release dated July 5, 2005.